Exhibit 99.1
c/o Walkers Corporate Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands www.aslanpharma.com

ASLAN Pharmaceuticals Limited
(the "Company")

Notice of Extraordinary General Meeting of the Company

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company (the "Meeting") will be held on the 24th day of January, 2024, at 9:00 am at 3 Temasek Avenue, Level 18 Centennial Tower, Singapore 039190 for the purposes of considering and, if thought fit, passing the following shareholders’ resolutions:

Resolutions:

Resolution 1:

THAT, as an Ordinary Resolution, the authorised share capital of the Company be increased:

(A)
FROM: US$10,000,000 divided into 1,000,000,000 ordinary shares of a nominal par value of US$0.01 each.
(B)
TO: US$50,000,000 divided into 5,000,000,000 ordinary shares of a nominal par value of US$0.01 each.

Resolution 2:

THAT, as a Special Resolution, the existing Memorandum and Articles of Association of the Company (being the Eleventh Amended and Restated Memorandum and Articles of Association of the Company) be replaced in their entirety with a new Memorandum and Articles of Association (being the Twelfth Amended and Restated Memorandum and Articles of Association of the Company.

Explanation regarding Resolution 2: The proposed changes to the Memorandum and Articles of Association of the Company are limited to “a change to article 7 of the Memorandum of Association stating the capital of the Company, to reflect the increase in authorized share capital as above.”

By order of the Board

/s/ Carl Aslan Jason Morton Firth

Carl Aslan Jason Morton Firth

Director

20 Dec 2023

Reg No 2891751

Notes:

(i)
Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one proxy to attend and vote in his stead. A proxy need not be a shareholder of the Company. A form of proxy has been included with this Notice.
(ii)
To be valid, a proxy form must be duly completed, signed and lodged, together with any power of attorney or other authority (if any) under which it is signed, or a notary certified copy thereof, with ASLAN Pharmaceuticals Limited, 3 Temasek Avenue, Level 18 Centennial Tower, Singapore 039190 not less than 48 hours before the date appointed for holding the Meeting or adjourned Meeting.
(iii)
For more information on the Meeting and the relevant documentation, please visit Company’s website at http://ir.aslanpharma.com/shareholders-meetings.

Reg No 2891752

Form of Proxy

ASLAN Pharmaceuticals Limited

I/We, ________________ of ______________ a Member/Members of the above named Company hereby appoint ________________ of _________________ or whom failing __________________ of ____________________________ to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (or adjourned such meeting, as the case may be) to be held on the 24th day of January 2024 at 9:00 am and at every adjournment thereof.

Unless otherwise instructed with respect to any particular resolution(s) the proxy will vote or abstain as he/she thinks fit.

(Indicate your vote “for”, “against” or "abstain" with a “✓” in the appropriate boxes.)

No.	Resolution	For	Against	Abstain
1	Resolution 1
2	Resolution 2

AS WITNESS my/our hand(s) this …… day of …………..

SIGNED by

..........................................…...

(Signature(s) of Member(s))

.............................................

(Witness)

Reg No 2891753